SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 09, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PROPOSAL FOR THE ADJUSTMENT OF
FINANCIAL COVENANT

4th ISSUANCE, BEING THE 3rd PUBLIC,
OF BRASIL TELECOM S.A.’s DEBENTURES.

“The Debentures have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. ”

January 2006
Financial and Administrative VP and IRO

Financial Operations Director/Capital Markets and Assets Management

Brasil Telecom

• 3rd largest Brazilian wireline company

• Dominant market position in its concession area (Region II)

• 9.5 million lines in service (LIS) representing a penetration rate of 23% in its concession area

• Metropolitan access networks in São Paulo, Rio de Janeiro and Belo Horizonte

• Offers integrated services via a system of 2 rings of fiber-optic sub- sea cables connecting Brazil, United States, Venezuela and Bermudas
24% of the Brazilian population (42 million inhabitants) and 26% of the country ’s GDP (R$351 billion)

KEY INDICATORS OF THE 3Q05 (9 MONTHS)

Market Cap (09/30/2005)	R$ 7.8 billion
Revenues	R$ 7.5 billion
EBITDA	R$ 2.4 billion
Net Debt	R$ 2.6 billion

Convergence and Integration Telecom

Brasil Telecom's Strengths

Brasil Telecom in 2006

OPERATING REVENUES

• Slight decrease in wireline revenues and growth in corporate data, IP, and mobile segments

OPERATIONAL COSTS

• Mitigate cost pressures

EBITDA

• EBITDA margin expected to be stable or slightly lower excluding provisions to be booked on an extraordinary basis

CAPITAL STRUCTURE

• Optimization of cost of capital (WACC) via slight increase of debt
• Maintenance of conservative liquidity level

Fixed Voice Strategy

Mitigate wireline erosion	Low income offers
Second line offer
More aggressive retention strategy
Pro-active retention - churn forecast model

Mitigate traffic erosion	Franchising plans
Flat Fee offers
Traffic incentives
Cordless Project

Defend high-end customers	Clustered bundled offers

Defend/grow corporate customers	Win-back initiatives
Minute Plans

Attack and consolidate LD market	Traffic campaigns

BrT GSM – Focus on High Value Customers

• After 1 year of operations, BrT GSM reached a market share of 7%, surpassing international benchmarks

• Above industry post-paid proportion in the client mix (27% in 3Q05)

• Launch of convergent products and offers focused on corporate customers

2006 GUIDANCE

• Strong growth focused on high-end customers • Significant revenue growth

   • Increase in client base (3 million by the end of 2006) generating required scale for business

   • Post-paid accesses representing 27% of the client base

   • Decrease in SAC (from R$220 in 2005 to R$200 in 2006)

      • Conservative SAC accounting via non-deferral

   • Expected ARPU of R$28

   • EBITDA Break-even in 1Q07

Corporate Data and IP Segments

IP SEGMENT

• Growth in ADSL subscribers between 30%-40%

• Growth in broadband Internet access

• Growth in DSL ARPU

• Significant IP revenue growth

• Launch of new products: VOIPFONE

• Maximize synergies among ISPs (iG, iBest, and BrTurbo)

CORPORATE DATA SEGMENT

• Growth coming mainly from IP VPN and dedicated IP

• Retention of corporate and government clients and growth in SMEs

• Segmented offers and continued shift towards advanced services minimizing price pressures

4Q05 Provisions

• Provisions, on an extraordinary basis, to be booked in the amount of R$622MM, referring to the following items (Material Fact of 01/05/2006) :

   • Legal contingencies – R$198MM

   • Adjustments in the actuarial calculation of retirement plan obligations of Fundação BrTPrev – R$171MM

   • Write-off of tax credits (ICMS) – R$127MM

   • Co-billing – R$74MM

   • Alteration of the calculation basis of FUST – R$52MM

• Reevaluation of contingencies/provisions to better reflect the current conditions of Brasil Telecom S.A.

• Commitment to keep high standards of transparency and corporate governance, as well as to continue to value its investors, clients, employees and partners

Impacts and Perspectives

• Financial covenant related to EBITDA affected as of the 4th Quarter/2005 until the 3rd Quarter/2006

• Notwithstanding the adjustment of the financial covenant, Brasil Telecom’s ability to comply with its financial obligationsremains unaffected, as the company’s cash position is not impacted in the short-term

• Brasil Telecom’s credit risk and financial health remains unchanged

Proposal for the Adjustment of Financial Covenants

Adjustment of the ratio between EBITDA and Financial Expenses (*):

FROM : equal or higher than 2.25

TO: equal or higher than (i) 1.50 (as of the fourth quarter of 2005 until and including the third quarter of 2006); and (ii) 2.00 (as of the fourth quarter of 2006 until the maturity term of the debentures)

(*) Section 4.19 line “e”, (i) of the Indenture – Escritura Pública de Debêntures related to the Issuance of Debentures

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 09, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer